SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

FORESTAR GROUP INC.

(Name of Subject Company (Issuer))

FORESTAR GROUP INC.

(Name of Filing Person (Issuer))

3.75% Convertible Senior Notes Due 2020

(Title of Class of Securities)

346232 AB7

(CUSIP Number of Class of Securities)

Charles D. Jehl
Chief Financial Officer
Forestar Group Inc.
6300 Bee Cave Road, Building Two, Suite 500
Austin, Texas 78746
(512) 433-5200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:
Michael J. Zeidel
Yossi Vebman
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$120,900,000	$15,052.05

*                                         Estimated solely for purposes of calculating the filing fee. The purchase price of the 3.75% Convertible Senior Notes due 2020 (the “Notes”), as described herein, is calculated as the sum of (a) $120,000,000, representing 100% of the principal amount of the Notes outstanding as of October 11, 2017, plus (b) $900,000, representing accrued but unpaid interest on the Notes up to, but excluding, November 13, 2017.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $124.50 for each $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,052.05	Filing Party:	Forestar Group Inc.
Form of Registration No.	Schedule TO	Date Filed:	October 12, 2017

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                      third-party tender offer subject to Rule 14d-1.

☒                                    issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on October 12, 2017 (the “Schedule TO”) by Forestar Group Inc., a Delaware corporation (the “Company”), which relates to the Company’s requirement to repurchase, at the option of each holder of the Company’s 3.75% Convertible Senior Notes due 2020 (the “Notes”), 100% of the principal amount of the Notes held by that holder, plus accrued and unpaid interest thereon to, but excluding, November 13, 2017, pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Execution of Supplemental Indenture and Offer to Repurchase to Holders of 3.75% Convertible Senior Notes due 2020, dated October 12, 2017 (the “Notice”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to such terms in the Notice.

Items 1 through 9, and Item 11.

Items 1 through 9, and Item 11, of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“In accordance with the terms of the Notice, the Fundamental Change Repurchase Right expired at 5:00 p.m., New York City time, on November 9, 2017 as the Fundamental Change Expiration Time, and was not extended. The Company has been advised by the Paying Agent that $1,077,000 aggregate principal amount of the Notes were validly surrendered for repurchase prior to the Fundamental Change Expiration Time. Accordingly, $1,077,000 aggregate principal amount of the Notes were validly accepted for repurchase by the Company pursuant to the Notice. The Conversion Period also ended at the Fundamental Change Expiration Time. Holders of the Notes who did not convert their Notes during the Conversion Period will continue to have the right to convert their Notes in accordance with the terms of the Indenture. Following the expiration of the Fundamental Change Repurchase Right and the Conversion Right, $118,923,000 aggregate principal amount of the Notes remained outstanding.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Forestar Group Inc.

By:	/s/ Charles D. Jehl
	Name:	Charles D. Jehl
	Title:	Chief Financial Officer

Date: November 13, 2017

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)

Fundamental Change Repurchase Right Notice, Notice of a Make-Whole Fundamental Change, Notice of Execution of Supplemental Indenture and Offer to Repurchase to Holders of 3.75% Convertible Senior Notes due 2020, dated October 12, 2017.*

(a)(5)(i)	Notice of Convertibility to Holders of 3.75% Convertible Senior Notes due 2020, dated September 20, 2017.*

(a)(5)(ii)	Notice Regarding Merger and Fundamental Change Repurchase Right as published on Company’s website on October 12, 2017.*

(a)(5)(iii)	Press Release Announcing Fundamental Change and Make-Whole Fundamental Change Relating to 3.75% Convertible Senior Notes due 2020, dated October 12, 2017.*

(b)	Not applicable.

(d)(1)	Indenture, dated February 26, 2013, between the Company and the Trustee, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on February 26, 2013).

(d)(2)

First Supplemental Indenture, dated February 26, 2013, to the Indenture, dated February 26, 2013, between the Company and the Trustee, as trustee, relating to 3.75% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on February 26, 2013).

(d)(3)

Third Supplemental Indenture, dated October 5, 2017, to the Indenture, dated February 26, 2013, between the Company and the Trustee, as trustee, relating to 3.75% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on October 5, 2017).

(d)(4)

Indenture, dated May 12, 2014, among Forestar (USA) Real Estate Group Inc., as issuer, the Guarantors named therein and the Trustee, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on May 15, 2014).

(d)(5)

First Supplemental Indenture, dated as of June 21, 2016, among Forestar (USA) Real Estate Group Inc., as issuer, the Guarantors named therein and the Trustee, as trustee, to the Indenture, dated as of May 12, 2014, among Forestar (USA) Real Estate Group Inc., the Guarantors named therein and the Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on June 21, 2016).

(d)(6)

Agreement and Plan of Merger, dated as of June 29, 2017, among the Company, D.R. Horton, Inc. and Force Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on June 29, 2017).

(d)(7)

Stockholder’s Agreement, dated as of June 29, 2017, between the Company and D.R. Horton, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on June 29, 2017).

(g)	Not applicable.

(h)	Not applicable.

*                                         Previously filed with Schedule TO on October 12, 2017.